SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of  MARCH   , 2004.
                                        ---------   ----

                              IMA EXPLORATION INC.
                   -------------------------------------------
                 (Translation of registrant's name into English)

  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------              ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes               No     X
                         ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA Exploration Inc.
                                           (Registrant)

Date   March 23, 2004                      By  /s/ William Lee
     ------------------------------        -------------------------------------
                                           (Signature)



William Lee, Director and Chief Financial Officer
---------------------------------------------------------------------
1 Print the name and title of the signing officer under his signature.

                                 BC FORM 53-901F

                                 Securities Act

                             MATERIAL CHANGE REPORT

              Section 85(1) of the Securities Act, British Columbia
                          (the "British Columbia Act")
        Section 118(1) of the Securities Act, Alberta (the "Alberta Act")
        Section 75(2) of the Securities Act, Ontario (the "Ontario Act")


1.   REPORTING ISSUER

     The full name of the Issuer is IMA Exploration Inc. (the "Issuer"). The address and telephone number of the principal office in Canada of the Issuer is as follows:

     #709 - 837 West Hastings Street
     Vancouver, BC
     V6C 3N6
     Phone:  (604) 687-1828

2.   DATE OF MATERIAL CHANGE

     March 23, 2004

3.   PRESS RELEASE

     A press release dated March 23, 2004, a copy of which is attached, was released through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Alberta and Ontario Securities Commissions.

4.   SUMMARY OF MATERIAL CHANGE(S)

     Please see attached press release for details.

5.   FULL DESCRIPTION OF MATERIAL CHANGE

     Please see attached press release for full details.

6. RELIANCE ON SECTION 85(2) OF THE BRITISH COLUMBIA ACT, SECTION 118(2) OF THE ALBERTA ACT AND SECTION 75(3) OF THE ONTARIO ACT

     Not Applicable

7.   OMITTED INFORMATION

     Not Applicable

8.   SENIOR OFFICER

     The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

     William Lee
     Chief Financial Officer
     Phone:  (604) 687-1828

9.   STATEMENT OF SENIOR OFFICER

     The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, British Columbia, this 23rd day of March, 2004.




                                            /s/ William Lee
                                            ------------------------------------
                                            William Lee, Chief Financial Officer

                              IMA EXPLORATION INC.

                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

               TSX Venture Exchange: IMR  OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

--------------------------------------------------------------------------------

NEWS RELEASE                                                     MARCH 23, 2004

                  IMA INTERSECTS SILVER MINERALIZATION BETWEEN
                            NAVIDAD AND GALENA HILLS

IMA Exploration Inc (IMR-TSX.V, IMXPF-OTC.BB) is pleased to announce results from drill holes 31 through 40 from the Company's 100% owned Navidad Project. Highlights include the first drill holes between Navidad and Galena Hills where significant silver intercepts were returned from holes 32, 34, and 40 suggesting a connection between silver mineralization at Navidad Hill and the Galena Hill silver deposit. Navidad and Galena Hills are 1200 meters apart. (see Table 1).

Prior to these drill holes, 800m remained untested between Navidad and Galena Hills. Five drill holes tested the gap between Navidad and Galena Hills; of these three returned significant silver intercepts. All of the holes within the Galena Hill deposit area contained significant intercepts of silver-lead mineralization and continue to show excellent continuity of mineralization and silver-lead grades.

Highlights of results from these drill holes include hole 36 with 49.9 metres of
179.1 g/t silver and hole 37 with 76.3 metres of 139.4 g/t silver including an interval of 3.90 metres with 597.4 g/t silver and 7.23 % lead. Hole 40 returned 48.0m of 108.5 g/t silver including a higher-grade interval of 21m of 160.4 g/t silver (see Table 2). Fifty-three diamond drill holes have now been drilled at Navidad Project for a total of 8853.6 metres.

Work is now focusing on preparation for the calculation of a mineral resource at the Galena Hill deposit, as well as metallurgical test work as previously announced. Continued surface exploration, including pole-dipole induced polarization geophysics, is to start soon and will aid in defining additional targets for the next round of drilling. The Phase II drill program is being planned and is expected to begin shortly.

Drill results from holes 41 to 53 will be released as they are received, and an updated summary of drill hole results and locations is available on IMA's website (www.imaexploration.com), as is a summary of the Company's rigorous quality-control and quality-assurance procedures. Dr. Paul Lhotka is IMA's Qualified Person for the Navidad project and has overseen all aspects of the current program.

TECHNICAL SUMMARY

Five exploration drill holes (NV04-32, 33, 34, 39, and 40) were drilled in the 800m gap between the Galena Hill deposit and Navidad Hill. This area is largely covered by soil and/or post-mineral rock cover but has an important soil geochemical anomaly and a weak to moderate gradient induced-polarization chargeability anomaly. These holes were drilled on sections spaced approximately 200m apart. Please see the drillhole location map posted at www.imaexploration.com for collar locations.

Drill hole NV04-34 is a 180m step-out from the last hole drilled at Navidad Hill and was inclined at -45 degrees grid north. It intersected a zone of veining and stockwork that appears to be mainly structurally-controlled and is likely steeply dipping similar to the mineralization at Navidad Hill. This hole returned silver grades of 75.1 g/t over 18.7m. The true width of this mineralization is interpreted to be approximately 13.2m. Hole NV04-40 was collared 220m southeast of 34 and was inclined at -45 degrees towards grid north. It intersected blind mineralization of 48.0m grading 108.5 g/t silver with low base metal values and included 21.0 metres of 160.4 g/t silver. This mineralization appears likely to be steeply dipping and structurally controlled and it was not intersected by hole NV04-39, which was drilled 100m further to the south. Drill hole NV04-32 was also drilled grid north at -45 and is located 200m southeast of hole 40. It intersected what appears to be primarily structurally-controlled veinlets and stockwork mineralization, 49.6 metres in length that grades 77.9 g/t silver with low base metals values. Further drilling is warranted in this area to define what appears to be a zone of continuous silver mineralization between Navidad and Galena Hills.

In summary, the first round of drilling between Navidad and Galena Hills appears to have discovered significant structurally-controlled mineralization characterized by low base metal contents but yet with significant silver grades. This type of mineralization does not respond well to geophysical exploration and more drilling will be required to determine the distribution, grade and orientation of the mineralization in the initial holes.

The four holes drilled at Galena Hill deposit included NV04-31, 36, 37, and 38. Highlights of stratigraphically and structurally controlled silver mineralization include 49.9m of 179.1 g/t silver in hole 36, and 76.3m of 139.4 g/t silver in hole 37 (see Table 1). Intercepts ranged from 31.1 to 76.3 metres with true thicknesses estimated at greater than approximately 90% of these values. Hole NV04-31 was drilled on section 51160E between previously announced holes NV03-03 and NV03-04 whereas holes NV04-35, 36 and 37 are on a new section at 50890E spaced at intervals of about 80m.

The Company's lawyers are currently evaluating the statement of claim filed by the Argentinian exploration subsidiary of Aquiline Resources. After a full evaluation of the statement of claim, IMA will file a statement of defense. IMA's position remains that these accusations are opportunistic and without merit.

For    more     information     please     visit     IMA's     web    site    at
http://www.imaexploration.com/.


ON BEHALF OF THE BOARD

/s/ Joseph Grosso
----------------------------------
Mr. Joseph Grosso, President & CEO

        TABLE 1: EXPLORATION DRILL HOLES OUTSIDE OF GALENA HILL DEPOSIT.


                                                                       (LWA)      (LWA)      (LWA)    (LWA)
Drillhole    Total Length      From         To        Intersection     Silver     Copper     Lead     Zinc
               (metres)      (metres)    (metres)       (metres)       (g/t)        (%)       (%)      (%)

NV04-32          154.5         46.50       96.05          49.55         77.9       0.04      0.14     0.03

NV04-33          149.0                                    NO SIGNIFICANT RESULTS

NV04-34          228.2         10.50       29.20          18.70         75.1       0.01      0.70     0.05

NV04-35          292.0                                    no significant results

NV04-39          215.0                                    no significant results

NV04-40          127.2         43.20       91.20          48.00        108.5       0.04      0.22     0.16
   including                   67.20       88.20          21.00        160.4       0.08      0.19     0.09



                  TABLE 2: DRILL HOLES AT GALENA HILL DEPOSIT.

                                                                       (LWA)      (LWA)      (LWA)    (LWA)
Drillhole    Total Length      From         To        Intersection     Silver     Copper     Lead     Zinc
               (metres)      (metres)    (metres)       (metres)       (g/t)        (%)       (%)      (%)


NV04-31          296.0          3.05       23.85          20.80         51.7       0.00      1.25     0.05
   and                         47.35       78.45          31.10         71.0       0.00      2.62     0.31
   including                   73.85       75.95           2.10        618.6      -0.01     18.82     3.58

NV04-36           77.0          8.00       57.90          49.90        179.1       0.08      1.21     0.17
   including                                              14.00        209.5       0.10      0.97     0.15

NV04-37          102.5         12.80       89.10          76.30        139.4       0.04      1.28     0.12
   including                   13.80       17.70           3.90        597.4       0.02      7.23     0.58

NV04-38          107.0         20.70       61.20          40.50        105.2       0.04      0.40     0.10
   including                   34.10       52.55          18.45        168.3       0.07      0.12     0.12


NOTES:
1.   All length weighted averages (LWA) are "uncut".
2. A complete list of all results and collar locations to date is available on IMA's website (www.imaexploration.com).


For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Cautionary Note to US Investors:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual presults may differ materially from those currently anticipated in such statements.

                                                                  2004 Number 11